15045457

SEC Mail Processing Section

FEB 20 2015

Washington, DC 124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ti 2/23/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E.L.K. Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1033 Skokie Blvd., Suite 430
(No. and Street)

Northbrook	**IL**	**60062**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall S. Winters **(847) 919-3544**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/20/15

OATH OR AFFIRMATION

I, **Randall S. Winters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E.L.K. Capital Advisors, LLC**, as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RITA OSBORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/08/16

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

E.L.K. CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULES
For the Year Ended December 31, 2014

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

We have audited the accompanying financial statements of E.L.K. Capital Advisors, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. E.L.K. Capital Advisors, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.L.K. Capital Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of E.L.K. Capital Advisors, LLC financial statements. The information is the responsibility of E.L.K. Capital Advisors, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 9, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	62,979
Accounts receivable		399,688
Office furniture and equipment, net of accumulated depreciation of $49,659		3,872
Deposits and other		7,650
	$	474,189

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	9,764
Accrued retirement plan contribution		24,750
Total liabilities		34,514
Stockholder's equity		439,675
Total liabilities and stockholder's equity		474,189

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
December 31, 2014

REVENUES:	
Placement fees	$ 665,965
Advisory fees	90,000
Other income	308
Total revenue	756,273
EXPENSES:	
Compensation and benefits	154,889
Communications and data processing	18,086
Occupancy	18,000
Other operating expenses	91,657
Total expenses	282,632
NET INCOME	$ 473,641

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2013	$ 267,000	$ (69,966)	$ 197,034
Net income		473,641	473,641
Contributions of capital	14,000		14,000
Distributions to stockholder		(245,000)	(245,000)
Balance, December 31, 2014	$ 281,000	$ 158,675	$ 439,675

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	473,641
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		3,261
Increase in accounts receivable		(241,250)
Increase in due from member		(6,821)
Decrease in deposits and other		4,553
Increase in accounts payable and accrued expenses		30,177
Net cash provided by operating activities		263,561
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(1,568)
Net cash used by investing activities		(1,568)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(245,000)
Capital contributions		14,000
Net cash used by financing activities		(231,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		30,993
CASH AND CASH EQUIVALENTS:		
Beginning of year		31,986
End of year		62,979

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL
STATEMENTS December 31, 2014

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole Stockholder, ELK Investments, Inc., to provide advisory and consulting services related to capital raising activities and mergers and acquisitions for limited partnerships and private equity funds throughout the United States. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority.

Income Taxes: The Company has elected to be an S corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its stockholder and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a S corporation, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

E.L.K. CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Date of Management's Review: Subsequent events were evaluated through February 9, 2015, which is the date the financial statements were available to be issued.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company, Other consulting fees are recognized as billed.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $28,465 which was $23,465 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.21 to 1.0.

NOTE 3 -CONCENTRATIONS

Approximately 79% of all revenues earned during 2014 were from one customer.

NOTE 4 -EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing and 401(k) plan covering all eligible employees. The plan provides for both discretionary profit sharing contributions and safe harbor matching contributions by the Company as annually determined by its Stockholder. Employer contributions for 2014 amounted to $24,750.

NOTE 5 -LEASES

During 2014, the Company leased office premises under operating leases and received sublease income from a registered rep. The Company's commitment under its office premises leases at December 31, 2014 is approximately the following:

2015	$10,000

Rent expense, net of sublease income of $12,000 for 2014 was approximately $18,000.

E.L.K. CAPITAL ADVISORS, LLC

Supplementary Information
Pursuant to Rule 17(a)-S of the
Securities Exchange Act of 1934

December 31, 2014

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2014

Net Capital	
Total stockholder's equity qualified for net capital	$ 439,675
Deduction for non-allowable assets:	
Accounts receivable	(399,688)
Deposits and other assets	(828)
Due from member	(6,821)
Office furniture and equipment	(3,873)
Net capital before haircuts	28,465
Less haircuts	-
Net capital	28,465
Minimum net capital required	5,000
Excess net capital	23,465
Aggregate Indebtedness:	
Liabilities	34,514
Minimum net capital based on aggregate indebtedness	2,301
Ratio of aggregate indebtedness to net capital	1.21 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital as reported in the amended FOCUS Part IIA and net capital as reported above.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSIONRULE 15c3-3
DECEMBER 31, 2014

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule l5c3-3 paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.L.K. Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E.L.K. Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) E.L.K. Capital Advisors, LLC stated that E.L.K. Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. E.L.K. Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.L.K. Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 9, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

E·L·K CAPITAL ADVISORS, LLC

January 19, 2015

BROKER DEALER ANNUAL EXEMPTION REPORT

E.L.K. Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(i) of the Rule.

E.L.K. Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Randall S Winters

President

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

E.L.K. CAPITAL ADVISORS, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of E.L.K. Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by E.L.K. Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating E.L.K. Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). E.L.K. Capital Advisors, LLC's management is responsible for E.L.K. Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2690********************MIXED AADC 220
066882 FINRA DEC
E L K CAPITAL ADVISORS LLC
1033 SKOKIE BLVD STE 430
NORTHBROOK IL 60062-4136

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~1840.68~~ 1890.68

B. Less payment made with SIPC-6 filed (exclude interest) (~~122.78~~ 1840.68)
7-16-14 and 1-15-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ~~1662.90~~ 50.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~1662.90~~ 50.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~1662.90~~ 50.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ELK Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the ~~15~~ 2nd day of ~~Jan~~ Feb, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION ~~OF~~ "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.		Eliminate cents
	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~736,272~~ 756,272
	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	
	Total deductions	
	SIPC Net Operating Revenues 756,272	$ ~~736,272~~
	General Assessment @ .0025 1890.68	$ ~~1840.68~~
		(to page 1, line 2.A.)